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Exhibit 99.2

PROSPECTUS SUPPLEMENT
(To Short Form Base Shelf Prospectus Dated October 17, 2003)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the short form base shelf prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities to be issued hereunder have not been and will not be registered under the U.S. Securities Act of 1933 and subject to certain exceptions may not be offered, sold or delivered directly or indirectly in the United States or to, or for the account or benefit of, U.S. persons.

New Issue	May 27, 2004

The Thomson Corporation
C$250,000,000
4.50% Notes due 2009

We will pay interest on the notes on June 1 and December 1 of each year, beginning on December 1, 2004. The notes will mature on June 1, 2009. The notes will be direct, unsecured obligations of The Thomson Corporation and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. We may redeem all or a portion of the notes at any time at redemption prices described in this prospectus supplement. See "Description of the Notes."

Investing in the notes involves risks that are described in some of the documents incorporated by reference herein and in the "Risk Factors" section beginning on page 5 of the accompanying short form base shelf prospectus.

	Price to the Public	Dealers' Fee	Net Proceeds to Thomson(1)

Per C$1,000 of notes	99.761%	0.35%	99.411%

Total	C$249,402,500	C$875,000	C$248,527,500

(1)
Before deducting expenses of the issue estimated at C$200,000, which, together with the dealers' fee, will be paid from the proceeds of this offering.

The notes will not be listed on any securities exchange or quotation system and consequently, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. have agreed to offer for sale in Canada, if, as and when issued by us and in accordance with the terms of the dealer agreement referred to under "Plan of Distribution," the notes at a price of C$997.61 per C$1,000 principal amount of notes, subject to the approval of certain legal matters on behalf of our company by Torys LLP and on behalf of the dealers by McCarthy Tétrault LLP.

We reserve the right to accept or reject any subscription in whole or in part. While the dealers have agreed to use their reasonable best efforts to sell the notes, they are not obligated to purchase any notes which are not sold.

We expect that the closing of this offering will take place on or about June 1, 2004, or such later date as our company and the dealers may agree. We expect the notes to be delivered to purchasers in book-entry form only through The Canadian Depository for Securities Limited, or CDS, on or about the closing date.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the notes. If the description of the notes varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying short form base shelf prospectus are used herein with the meanings defined in the short form base shelf prospectus. "Thomson" refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise. The words "we," "us," "our" and "our company" and other similar words are references to Thomson. Unless otherwise indicated, references in this prospectus supplement to "C$" are to Canadian dollars and references to "US$" are to U.S. dollars.

ELIGIBILITY FOR INVESTMENT

        The notes, if issued on the date of this prospectus supplement, would be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan, other than a deferred profit sharing plan for which the employer is our company or a corporation which does not deal at arm's length with our company.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities regulatory authority in each of the provinces of Canada are specifically incorporated by reference in this prospectus supplement:

  •
  our audited comparative consolidated financial statements, as set out in our annual report for the year ended December 31, 2003, and the accompanying auditors' report thereon;

  •
  our management's discussion and analysis for the audited comparative consolidated financial statements referred to above, as set out in our annual report for the year ended December 31, 2003;

  •
  our management information circular dated April 2, 2004 relating to our annual meeting of shareholders held on May 5, 2004, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee," "Performance Graph" and "Statement of Corporate Governance Practices";

  •
  our annual information form dated March 10, 2004;

  •
  our unaudited comparative consolidated financial statements, as set out in our interim report to shareholders for the three month period ended March 31, 2004; and

  •
  our management's discussion and analysis for the unaudited comparative consolidated financial statements referred to above, as set out in our interim report to shareholders for the three month period ended March 31, 2004.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Some statements included and incorporated by reference in this prospectus supplement constitute forward-looking statements. The words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

  •
  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

  •
  our failure to fully derive anticipated benefits from our acquisitions;

  •
  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  our failure to meet the special challenges involved in expansion of our operations outside North America;

  •
  our failure to recruit and retain high quality management and key employees;

  •
  the consolidation of our customers;

  •
  increased self-sufficiency of our customers;

  •
  increased accessibility by our customers to free or relatively inexpensive information sources;

  •
  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

  •
  changes in the general economy;

  •
  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited;

  •
  inadequate protection of our intellectual property rights;

  •
  an increase in our effective income tax rate;

  •
  impairment of our goodwill and identifiable intangible assets; and

  •
  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in some of the documents incorporated by reference in this prospectus supplement are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus supplement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE THOMSON CORPORATION

        The Thomson Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996, and we restated our articles as amended on September 1, 1998. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. Our principal office in the United States is Metro Center, One Station Place, Stamford, Connecticut 06902.

        We are a global leader in providing integrated information solutions to business and professional customers. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Dialog, Elite, FindLaw, GEE, IOB, Lawbook, RIA, Sweet & Maxwell and Thomson & Thomson.

  •
  Thomson Learning is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Course Technology, Delmar, Gale, Heinle, Nelson, NETg, Peterson's, Prometric, South-Western and Wadsworth.

  •
  Thomson Financial is a leading provider of financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives. Major businesses and brands include AutEx, Baseline, BETA Systems, Datastream, DigiTRADE, Disclosure, First Call, I/B/E/S, IFR, Investext, IR Channel, Thomson ONE Equity, Thomson ONE Analytics, Thomson ONE Advisor, Thomson ONE Banker, Thomson ONE Yield, TradeWeb and Worldscope.

  •
  Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Current Drugs Investigational Drugs Database, Derwent World Patent Index, Medstat, Micromedex, PDR (Physicians' Desk Reference), Web of Science and Web of Knowledge, and continuing medical education providers Physicians World and Gardiner-Caldwell.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering, after deducting the dealers' fee of C$875,000 and expenses of the offering of approximately C$200,000, will be approximately C$248,327,500. We intend to use the net proceeds to repay existing indebtedness and for other general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth selected consolidated financial information for our company. Except as noted below, the selected consolidated financial information as of and for the years ended December 31, 2003 and 2002 has been derived from, and should be read in conjunction with, our audited annual consolidated financial statements, which are incorporated by reference in this prospectus supplement. The selected unaudited consolidated financial information as of and for the three month periods ended March 31, 2004 and 2003 has been derived from, and should be read in conjunction with, our unaudited interim consolidated financial statements, which are incorporated by reference in this prospectus supplement. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Three Months Ended March 31,				Year Ended December 31,
	2004		2003(1)		2003(1)		2002(1)
	(unaudited)
	(in millions of U.S. dollars, except common share data)
Consolidated Statement of Earnings:
Revenues	US$	1,718	US$	1,582	US$	7,606	US$	7,444
Cost of sales, selling, marketing, general and administrative expenses		(1,407)		(1,334)		(5,542)		(5,483)
Depreciation		(141)		(135)		(591)		(537)
Amortization		(72)		(72)		(285)		(284)
Restructuring charges		—		—		—		(6)

Operating profit		98		41		1,188		1,134
Net other income (expense)		—		56		74		(34)
Net interest expense and other financing costs		(61)		(65)		(252)		(291)
Income taxes		6		8		(155)		(161)
Equity in net losses of associates, net of tax		(1)		(4)		(13)		(101)

Earnings from continuing operations		42		36		842		547
(Loss) earnings from discontinued operations		(5)		11		23		57

Net earnings		37		47		865		604
Dividends declared on preference shares		(1)		(5)		(9)		(19)
Net gain on redemption of Series V preference shares		—		24		21		—

Earnings attributable to common shares	US$	36	US$	66	US$	877	US$	585

Basic earnings per common share:
From continuing operations	US$	0.06	US$	0.08	US$	1.31	US$	0.83
From discontinued operations		(0.01)		0.02		0.03		0.08

	US$	0.05	US$	0.10	US$	1.34	US$	0.91

Weighted average common shares outstanding—basic		655,036,656		651,802,099		653,771,414		641,038,900

	As at
(in millions of U.S. dollars)	March 31, 2004		December 31, 2003(1)		December 31, 2002(1)
	(unaudited)
Consolidated Balance Sheet Information:
Cash and cash equivalents	US$	549	US$	683	US$	709
Total current assets		2,599		3,044		3,022
Total intangible assets		12,790		12,622		12,490
Total assets		18,211		18,685		18,556
Total current liabilities		2,748		3,145		3,205
Long-term debt (less current portion)		3,685		3,684		3,487
Total shareholders' equity		9,135		9,193		8,961

(1)
Amounts for the year ended and as at December 31, 2003 and 2002, as well as for the three months ended March 31, 2003, have been restated to reflect our 2004 change in accounting policy for asset retirement obligations, as discussed in the notes to our unaudited interim financial statements for the three month period ended March 31, 2004. This change resulted from our adoption of new accounting guidance on how to recognize and measure obligations associated with the retirement of property, plant and equipment. This change was applied retroactively for all periods.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at March 31, 2004 on an actual basis and as adjusted to reflect our issuance of the notes offered hereby as well as our issuance on May 19, 2004 of US$250 million 4 3/4% Notes due 2010 as if the offerings and the application of proceeds for each offering had occurred on March 31, 2004. The table is based on our unaudited consolidated interim financial statements as at and for the three months ended March 31, 2004. The table should be read in conjunction with our unaudited consolidated interim financial statements and other information included in the documents incorporated by reference in this prospectus supplement. For further information regarding our long-term debt, see Note 15 to our audited consolidated financial statements for the year ended December 31, 2003, which are incorporated by reference into this prospectus supplement.

	March 31, 2004
	Actual		As adjusted
	(unaudited, in millions)
Short-term debt	US$	9	US$	35
Current portion of long-term debt		482		16
Long-term debt (less current portion)		3,685		3,685
Notes issued May 19, 2004		—		250
Notes offered hereby		—		184

Total debt(1)(2)(3)		4,176		4,170

Shareholders' equity:
Series II preference shares, no par value (authorized, issued and outstanding—6,000,000)		110		110
Common shares, no par value (654,712,294 issued and outstanding; authorized—unlimited)		2,462		2,462
Additional paid in capital related to stock option expense		56		56
Contributed surplus from redemption of Series V preference shares		21		21
Cumulative translation adjustment		276		276
Retained earnings		6,210		6,210

Total shareholders' equity		9,135		9,135

Total capitalization(4)	US$	13,311	US$	13,305

(1)
Total debt excludes the effect of related debt swaps, which are included within "Prepaid expenses and other current assets," "Other non-current assets," "Accounts payable and accruals" and "Other non-current liabilities" in the March 31, 2004 unaudited consolidated balance sheet. If this effect had been included, total debt and total capitalization on an actual and as adjusted basis at March 31, 2004 would have been reduced by US$200 million and US$191 million, respectively.

(2)
As at March 31, 2004, we had no material contingent liabilities or guarantees in respect of any companies, other than our company and its subsidiaries, and those disclosed in Note 18 of our audited consolidated financial statements for the year ended December 31, 2003, which are incorporated by reference into this prospectus supplement.

(3)
Substantially all our debt is unsecured and ranks equally. Substantially all debt issued by our subsidiaries is guaranteed by our company.

(4)
Other than as reflected herein, there has been no material change to our consolidated capitalization since March 31, 2004.

INTEREST COVERAGE

        After giving effect to the issue of the notes and the use of the estimated net proceeds therefrom, the pro-forma annualized interest on our total consolidated indebtedness, including the notes and other long-term and short-term debt for the 12 months ended December 31, 2003 and March 31, 2004, would amount to US$243 million and US$238 million, respectively, as at each such date (adjusted to reflect our issuance of US$250 million aggregate principal amount of 4 3/4% Notes on May 19, 2004 and repayments of long-term debt since each such date). Our consolidated net earnings before deducting interest expense and other financing costs (which include the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2003 were US$1,327 million which is 5.45 times the pro-forma annualized interest for that period, and for the 12 months ended March 31, 2004 were US$1,281 million which is 5.38 times the pro-forma annualized interest for that period.

        Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (which include the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2003 were US$1,260 million which is 5.18 times the pro-forma annualized interest for that period, and for the 12 months ended March 31, 2004 were US$1,263 million which is 5.30 times the pro-forma annualized interest for that period.

DESCRIPTION OF THE NOTES

        The following description of the notes offered hereby supplements the description of the general terms of the provisions of the Debt Securities in the accompanying short form base shelf prospectus under "Description of Debt Securities" and should be read in conjunction with that description. The description of the notes herein shall prevail to the extent of any inconsistency.

        The notes will be issued under an indenture dated as of November 20, 2001, which we refer to as the Master Indenture, as supplemented by a first supplemental indenture dated November 20, 2001, a second supplemental indenture dated January 24, 2002, a third supplemental indenture dated August 8, 2003, and a fourth supplemental indenture dated May 19, 2004 and a fifth supplemental indenture to be dated June 1, 2004 or together, the Trust Indenture, between our company and Computershare Trust Company of Canada, as the Trustee. The Trust Indenture is subject to the provisions of the Business Corporations Act (Ontario).

        Under this caption, capitalized terms used and not otherwise defined have the meanings given to those terms in the Trust Indenture and the terms "we," "us," "our" and "our company" refer to The Thomson Corporation, exclusive of its subsidiaries.

  General

        The aggregate principal amount of the notes will be issued in denominations of C$1,000 and integral multiples thereof. The principal of, and interest on, the notes will be paid in lawful money of Canada.

  Interest and Maturity

        The notes will be issued in C$250,000,000 aggregate principal amount and will bear interest at a rate of 4.50% per annum. The notes will mature on June 1, 2009.

        The notes will be repayable at 100% of the principal amount at maturity. The notes will bear interest from June 1, 2004, payable in semi-annual installments on June 1 and December 1 in each year. The first interest payment will be due on December 1, 2004.

  Ranking and Other Indebtedness

        The notes will be direct, unsecured obligations of our company and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. The notes will rank among themselves equally and ratably without preference or priority.

  Further Issuances

        We may from time to time, without notice to or the consent of the Holders, create and issue further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the notes or except for the first payment of interest following the issue date of the notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes offered by this prospectus supplement.

  Depository Services

        Except as otherwise provided below, the notes will be issued only in "book-entry only" form and must be purchased, transferred or redeemed through participants ("Participants") in the depository service of The Canadian Depository for Securities Limited or a successor (collectively, "CDS"). Each of the Dealers (as defined in the "Plan of Distribution" section of this prospectus supplement) is a Participant. On the date of closing of this offering, our company will cause a global certificate or certificates representing the notes to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of notes will be entitled to a certificate or other instrument from our company or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of notes will receive a customer confirmation of purchase from the registered dealer from which the notes are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the notes. References in this prospectus supplement to a holder of notes mean, unless the context otherwise requires, the owner of the beneficial interest in the notes.

        If our company determines, or CDS notifies us in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and we are unable to locate a qualified successor, or if our company at its option elects, or is required by law, to terminate the book-entry system, then certificates representing the notes will be issued in fully registered form to Holders or their nominees.

  Transfer of Notes

        Transfers of ownership of notes will be effected only through records maintained by CDS or its nominee for such notes with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the notes may do so only through Participants.

        The ability of a Holder to pledge a note or otherwise take action with respect to such Holder's interest in a note (other than through a Participant) may be limited due to the lack of a physical certificate.

  Payments and Notices

        Payments of principal, redemption price, if any, and interest on each note will be made by our company to CDS or its nominee, as the case may be, as the registered holder of the note and our company understands that such payments will be credited by CDS to Participants. Payments to Holders of notes of amounts so credited will be the responsibility of the Participants.

        As long as CDS or its nominee is the only registered holder of the notes, CDS will be considered the sole owner of the note for the purposes of receiving notices or payments on the notes. The responsibility and liability of our company in respect of notices or payments on the notes is limited to giving notice or making payment of any principal, redemption price, if any and interest due on the notes to CDS or its nominee.

        Each Holder must rely on the procedures of CDS and, if such Holder is not a Participant, on the procedures of the Participant through which such Holder owns its interest, to exercise any rights with respect to a note. Our company understands that under existing policies of CDS and industry practices, if we request any action of Holders or if a Holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to a note, CDS would authorize the Participant acting on behalf of the Holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by our company, the Trustee and CDS. Any Holder that is not a Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with a Participant to give such notice or take such action.

  Optional Redemption

        We may, at our option, redeem the notes, in whole at any time or in part from time to time, on not less than 30 nor more than 60 days prior notice to the registered holder at a redemption price which is equal to the greater of (i) the Canada Yield Price (as defined below) and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption, the notes to be redeemed will be selected by the Trustee on a pro rata basis or in such other manner as it shall deem equitable. Any notes offered hereby that are redeemed by our company will be cancelled and will not be reissued.

        "Canada Yield Price" means a price equal to the price of the notes, calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus 11.5 basis points on the business day on which the redemption is authorized.

        "Government of Canada Yield" means the arithmetic average of the interest rates quoted to our company by two independent registered Canadian investment dealers selected by the Trustee and approved by the our company as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on the date fixed for redemption with a maturity date equal to June 1, 2009.

  Events of Default for the Notes

        In addition to the Events of Default provided for in respect of the Indenture Securities in the Master Indenture, subject to certain exceptions that are described in the Trust Indenture, the failure by our company or any Material Subsidiary to pay, when due, the principal of any Debt of our company or any Material Subsidiary (other than any Debt which is owed to our company or a Subsidiary) or to pay amounts due under any Guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders' Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, will constitute an Event of Default with respect to the notes.

  The Trustee

        The initial Trustee under the Trust Indenture for the notes will be Computershare Trust Company of Canada.

  Prescription

        Any money that we deposit with the Trustee or held by us in trust for the payment of principal of (or premium, if any) or any interest on any note that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to our company upon our request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from our company.

        Our obligation to pay the principal of (or premium, if any) and interest on the notes will cease if the notes are not presented for payment within a period of 10 years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

  Governing Law

        Under the terms of the Trust Indenture, the Trust Indenture and the notes are governed by and construed in accordance with the law of the State of New York.

PLAN OF DISTRIBUTION

        Under a dealer agreement (the "Dealer Agreement") dated May 27, 2004 between BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. and (collectively, the "Dealers") and our company , the Dealers have agreed, as agents of our company, to solicit offers to purchase the notes in all provinces of Canada at a price of C$997.61 per C$1,000 principal amount of notes. We have agreed to pay the Dealers a fee of C$3.50 per C$1,000 principal amount of notes sold on account of services rendered in connection with the offering of the notes, which fees will be paid out of the proceeds of this offering.

        It is expected that the closing of this offering will take place on or about June 1, 2004, or such later date as our company and the Dealers may agree. We reserve the right to accept or reject any subscription in whole or in part. While the Dealers have agreed to use their reasonable best efforts to sell the notes, they are not obligated to purchase any notes which are not sold. The obligations of the Dealers under the Dealer Agreement may be terminated, and the Dealers may withdraw all subscriptions for the notes on behalf of subscribers, at the Dealers' discretion, upon the occurrence of certain stated events.

        The notes will not be listed on any securities exchange or quotation system and consequently, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

CREDIT RATINGS

        Our long-term unsecured debt securities are rated A3 (stable) by Moody's Investors Service, Inc. ("Moody's"), A- (stable) by Standard & Poor's Rating Service ("S&P") and A (low) (stable) by Dominion Bond Rating Service Limited ("DBRS").

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated A3 are considered upper-medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligations is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign after a rating to indicate the relative standing within a particular rating category.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, while A is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. The assignment of a "(high)" or a "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

        The credit ratings by Moody's, S&P and DBRS are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by Moody's, S&P or DBRS in the future if in its judgment circumstances so warrant.

LEGAL MATTERS

        Legal matters relating to the notes being offered hereby will be passed upon for our company by Torys LLP, Toronto, Ontario, and for the Dealers by McCarthy Tétrault LLP, Toronto, Ontario. As at May 27, 2004, lawyers of Torys LLP and McCarthy Tétrault LLP owned beneficially as a group, directly or indirectly, less than 1% of any class of outstanding securities of our company.

AUDITORS' CONSENT

        We have read the prospectus supplement dated May 27, 2004 to the short form base shelf prospectus dated October 17, 2003 of The Thomson Corporation (the "Company") relating to the issue and sale of C$250,000,000 notes due June 1, 2009. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of the company on the consolidated balance sheets of the Company as at December 31, 2003 and December 31, 2002 and the consolidated statements of earnings and retained earnings and of cash flow for each of the years in the two-year period ended December 31, 2003. Our report is dated February 12, 2004.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
May 27, 2004

CERTIFICATE OF THE DEALERS

Dated: May 27, 2004

        To the best of our knowledge, information and belief, the short form base shelf prospectus dated October 17, 2003, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of all provinces of Canada and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

BMO Nesbitt Burns Inc.	RBC Dominion Securities Inc.
(Signed) GARY J. SHIECK	(Signed) RICHARD W. TERNIEDEN
TD Securities Inc.
(Signed) JEREMY WALKER
CIBC World Markets Inc.	Scotia Capital Inc.
(Signed) MIKE DE SANTIS	(Signed) LARRY SMALL

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PROSPECTUS SUPPLEMENT (To Short Form Base Shelf Prospectus Dated October 17, 2003)
TABLE OF CONTENTS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS
ELIGIBILITY FOR INVESTMENT
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE THOMSON CORPORATION
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
CAPITALIZATION
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
PLAN OF DISTRIBUTION
CREDIT RATINGS
LEGAL MATTERS
AUDITORS' CONSENT
CERTIFICATE OF THE DEALERS